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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549





                                   FORM U-9C-3
                                    (Amended)

                                QUARTERLY REPORT


                      FOR THE QUARTER ENDED MARCH 31, 1998



   Filed Pursuant to Rule 58 of the Public Utility Holding Company Act of 1935












                              COLUMBIA ENERGY GROUP
                           12355 Sunrise Valley Drive
                                    Suite 300
                              Reston, VA 20191-3458



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                                   CONTENTS

                                                                                    Page

ITEM 1 - Organization Chart                                                           2


ITEM 2 - Issuances and Renewals of Securities and Capital Contributions               2


ITEM 3 - Associated Transactions                                                      3


ITEM 4 - Summary of Aggregate Investment                                              3


ITEM 5 - Other Investments                                                            4


ITEM 6 - Financial Statements and Exhibits                                            4

         Statements of Income                                                         4

         Balance Sheets                                                               4

         Exhibits                                                                     4


SIGNATURE                                                                             4

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ITEM 1 - ORGANIZATION CHART

     Name            Energy or                                                    Percentage
 of Reporting       gas-related           Date of              State of            of Voting           Nature of
   Company           Company           Organization          Organization       Securities Held        Business
-------------      ------------        -------------         ------------       ---------------        ----------
Alamco, Inc.        Alamco             August 7, 1997           Delaware              100%             Exploration
(Alamco)                                                                                               and Production
                                                                                                       of natural gas
                                                                                                       and oil

Columbia            Deep Water         January 7, 1998          Delaware              100%             (Non-FERC
Deep Water                                                                                             jurisdictional)
Services                                                                                               gas pipeline
Company                                                                                                development
(Deep Water)

On August 7, 1997, Columbia Natural Resources, Inc. acquired Alamco, a gas and oil production company that operates in the Appalachian Basin, for approximately $100 million including the assumption of $24 million of outstanding debt. Under the agreement, holders of Alamco received, on a fully diluted basis, $15.75 per share of common stock.

On January 7, 1998, Columbia Capital Corporation, formerly known as Tristar Capital Corporation, created a new subsidiary, Deep Water, for the purpose of developing or acquiring gas pipeline projects and pipeline capacity and associated products and services not subject to jurisdiction by the Federal Energy Regulatory Commission. The new corporation is authorized to issue Ten Thousand (10,000) shares of stock, each having a par value of one dollar ($1). On January 21, 1998, the Board of Directors of Deep Water authorized to issue and sell for cash to Columbia Capital Corporation up to five hundred (500) shares of common stock, One Dollar ($1) par value per share, at a price of Ten Thousand Dollars ($10,000) per share, of which the consideration received in excess of par value will be designated as paid-in excess.

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

SECURITIES:
(dollars)

Company       Type of     Principal      Person to                Collateral to       Consideration
 Issuing      Security    Amount of      Issue or     Cost of     Whom Security        Given with      Received for
Security      Issued      Security       Renewal      Capital       was Issued           Security      Each Security
---------    --------     ------------   -------     ---------   -----------------    ---------------- -------------


Confidential treatment requested.

CAPITAL CONTRIBUTIONS:
(dollars in thousands)

   Company                        Company                               Amount
Contributing                     Receiving                                of
   Capital                        Capital                        Capital Contribution
------------                    -----------                      --------------------


Confidential treatment requested.

                                       2
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ITEM 3 - ASSOCIATED TRANSACTIONS

Part I -- Transactions performed by reporting companies on behalf of associate companies (dollars in thousands)

 Reporting             Associate
 Company               Company              Types of         Direct          Indirect                        Total
 Rendering             Receiving            Services         Costs            Costs             Cost         Amount
 Services              Services             Rendered         Charged         Charged         of Capital      Billed
-----------            ----------           --------         -------         -------         ----------      ------


Confidential treatment requested.


Part II -- Transactions performed by associate companies on behalf of reporting companies (dollars)

Associate             Reporting
Company               Company              Types of          Direct         Indirect                            Total
Rendering             Receiving            Services          Costs          Costs               Cost            Amount
Services              Services             Rendered          Charged        Charged           of Capital        Billed
----------            -----------          --------          -------        ---------         ----------        -------


Confidential treatment requested.

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:
(dollars in thousands)

   Total consolidated capitalization as of March 31, 1998                            $3,929,600           Line 1

   Total capitalization multiplied by 15%
   (line 1 multiplied by 0.15)                                                         $589,440           Line 2

   Greater of $50 million or line 2                                                    $589,440           Line 3

   Total current aggregate investment:
   (categorized by major line of energy-related business)
      Energy-related business                                                             *
                                                                                       -------
   Total current aggregate investment                                                     *               Line 4
                                                                                       -------

   Difference between the greater of $50 million or 15%
   of capitalization and the total aggregate investment
   of the registered holding company system
   (line 3 less line 4)                                                                   *               Line 5


Investments in gas-related companies                                                      *

 * Confidential treatment requested.


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ITEM 5 - OTHER INVESTMENTS


     Major Line                    Other                      Other
of Energy-Related            Investment in last         Investment in this          Reason for difference in
      Business                 U-9C-3 Report               U-9C-3 Report                Other Investment
-----------------            ------------------         ------------------          ------------------------

Confidential treatment requested.


ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

List all financial statements and exhibits filed as a part of this report.

Financial Statements:

      Income Statements - Confidential treatment requested.

      Balance Sheets - Confidential treatment requested.

Exhibits:

      1. Copies of contracts required to be provided by Item 3 shall be filed as exhibits.

            NOT APPLICABLE

      2. Certificate stating that a copy of the reports for the previous quarter has been filed with interested state commissions shall be filed as an exhibit. The certificate shall provide the names and addresses of the state commissions.

            NOT APPLICABLE.








                                    SIGNATURE



            Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                             Columbia Energy Group
                                        ---------------------------------
                                                 (Registrant)



  Date:    July 24, 1998             By:        /s/ M. W. O'Donnell
                                        ---------------------------------
                                                 M. W. O'Donnell
                                               Vice President and
                                             Senior Vice President &
                                             Chief Financial Officer

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